Exhibit 14.2

INTELLIGENT PROTECTION MANAGEMENT CORP.
WHISTLEBLOWER POLICY

This Whistleblower Policy (this “Policy”) is binding upon you as an employee, officer, director, independent contractor or consultant of Intelligent Protection Management Corp. (together with its subsidiaries, the “Company”). Questions regarding this Policy should be directed to the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) or the Company’s Chief Financial Officer.

Policy Overview

The purpose of this Policy is to reinforce the business integrity of the Company by providing a safe and reliable means for employees and others to report concerns they may have about conduct at the Company. By following this Policy, you can raise concerns, confidentially and anonymously if desired, and free of any retaliation, discrimination, or harassment.

Whether you are an employee, an officer or director, a consultant, an independent contractor or someone who does business with us, we ask that you bring to light good faith concerns regarding the Company’s business practices.

We ask that you follow this Policy to report good faith concerns regarding any of the following:

●	Suspected violations of our Code of Conduct, which we refer to in this Policy as “Ethics Violations.”

●	Suspected violations of any other Company policies or procedures, which we refer to in this Policy as “Corporate Policy Violations.”

●	Questionable accounting, violations of internal accounting controls, or any other auditing or financial matters, or the reporting of fraudulent financial information, which we refer to in this Policy as “Fraudulent Auditing and Accounting Activities” and each such violation as a “Fraudulent Auditing and Accounting Activity.”

●	Suspected violations of law or fraudulent activities other than a Fraudulent Auditing and Accounting Activity, which we refer to in this Policy as “Legal Violations” (Legal Violations, Ethics Violations, Corporate Policy Violations and Fraudulent Auditing and Accounting Activities are collectively referred to in this Policy as “Violations”).

If requested, we also ask that you provide truthful information in connection with an inquiry or investigation by a court, an agency, law enforcement, or any other governmental body.

Covered Individuals

This Policy applies to all directors, officers, employees, consultants, and independent contractors of the Company, all of whom are referred to collectively as “employees” or “you” throughout this Policy. In this Policy, references to “we,” “us,” and “our” refers to the Company.

As a Company employee, if you are aware of a potential Violation or Fraudulent Auditing and Accounting Activity and do not report it according to this Policy, your inaction may be considered a Violation itself, which may result in disciplinary action, up to and including termination of your employment or any other relationship that you may have with the Company.

Reporting and Investigation

If you believe that any Violation or Fraudulent Auditing and Accounting Activity has occurred or is occurring or you have a good faith concern regarding conduct that you reasonably believe may be a Violation or Fraudulent Auditing and Accounting Activity, we encourage you to promptly take one or more of the following actions:

●	Discuss the situation with your manager.

●	If you are uncomfortable speaking with your manager or believe your manager has not properly handled your concern or is involved in the Violation or Fraudulent Auditing and Accounting Activity, contact the Chief Financial Officer.

If you do not believe your concern is being adequately addressed, or you are not comfortable speaking with one of the above-noted contacts, you may report your concern through our Corporate Compliance/Whistleblower Hotline, which is administered through a third party on a confidential, anonymous basis, using one of the following methods:

●	Website: reports.syntrio.com/IPM

●	Phone:

o	English speaking USA and Canada 844-420-0044 (not available from Mexico)

o	Spanish speaking North America: 800-216-1288 (from Mexico user must dial 800-681-5340)

o	Contact Syntrio if you need a toll-free # for North American callers speaking languages other than English, Spanish or French

●	E-mail: reports@syntrio.com (must include Company name with report)

●	Fax: (215) 689-3885 (must include Company name with report)

This Policy provides a mechanism for the Company to be made aware of any alleged wrongdoings and address them as soon as possible. However, nothing in this Policy prohibits employees from (i) reporting possible violations of law or regulation to, or communicating with or testifying before, any governmental agency or entity, including but not limited to (A) the U.S. Department of Justice, the U.S. Securities and Exchange Commission, the U.S. Congress, and any U.S. agency Inspector General, and (B) similar competent authorities in any non-U.S. jurisdiction, to the extent that any such authority has specific power under applicable law to receive or request the relevant information, (ii) making other disclosures that are protected under the whistleblower provisions of federal, state or local law or regulation, or (iii) disclosing information about wages or working conditions that is not proprietary Company information. Employees do not need the Company’s prior authorization to make any such reports or disclosures, and they are not required to notify the Company that they have made such reports or disclosures.

Receipt of the report will be acknowledged to the sender within a reasonable period following receipt if the sender supplied an address for response.

All reports of a Violation or Fraudulent Auditing and Accounting Activity will be taken seriously and will be promptly and thoroughly investigated. The specific action taken in any particular case depends on the nature and gravity of the conduct or circumstances reported and the results of the investigation.

If a Violation or Fraudulent Auditing and Accounting Activity has been reported, investigated, and confirmed, the Company will take corrective action proportionate to the seriousness of the offense. This action may include disciplinary action against the accused party, up to and including termination of employment or any other working relationship that the offending party may have with the Company. Reasonable and necessary steps will also be taken to prevent any further Violation or Fraudulent Auditing and Accounting Activity.

However, a party who knowingly and intentionally files a false report or provides false or deliberatively misleading information in connection with an investigation of a report may face disciplinary action, up to and including termination of employment or other legal proceedings.

Handling Reports

Reports of Violations, Fraudulent Auditing and Accounting Activity, or other questionable conduct that are submitted by any means specified in this Policy will be handled as follows:

All reports received relating to accounting and auditing, including Fraudulent Auditing and Accounting Activity, will be entered on an accounting and auditing matters log, which will include, among other things: (i) the date the report was received, (ii) a description of the report, (iii) the reporting party (if provided), and (iv) the status and disposition of an investigation of the report.

The Chief Financial Officer will promptly report to the Audit Committee: (i) reports of Ethics Violations or Fraudulent Auditing and Accounting Activity, including any such reports that are received by the Chief Financial Officer but were not initially directed to the Audit Committee, (ii) any Violation or Fraudulent Auditing and Accounting Activity involving the Company’s executive officers or directors, and (iii) such other matters as the Chief Financial Officer deems significant. The Audit Committee shall direct and oversee an investigation of such reports, as well as any reports initially directed to the Audit Committee, as it determines to be appropriate. The Audit Committee may also delegate the oversight and investigation of such reports to management, including the Chief Executive Officer, the Chief Financial Officer or outside advisors, as appropriate.

All other reports regarding accounting or auditing matters shall be reviewed under the direction and oversight of the Chief Financial Officer, who will involve such other parties as deemed appropriate.

The Chief Financial Officer shall provide the Audit Committee with a quarterly report of all accounting or auditing reports received and an update of pending investigations. The Audit Committee may request special treatment for any report and may assume the direction and oversight of an investigation of any such report.

All other reports will be logged separately and shall be reviewed under the direction and oversight of the Chief Financial Officer, who will forward them to the appropriate person or department for investigation, unless the Chief Financial Officer determines that other treatment is necessary.

Confidentiality

Information disclosed during the course of the investigation will, to the extent practical and appropriate, remain confidential in compliance with the Company’s Code of Conduct, except as may be reasonably necessary under the circumstances to facilitate the investigation, take remedial action, or comply with applicable law.

For any Violation or Fraudulent Auditing and Accounting Activity not reported through an anonymous report, we will advise the reporting party that the Violation or Fraudulent Auditing and Accounting Activity has been addressed and, if we can, of the specific resolution. However, due to confidentiality obligations, there may be times when we cannot provide the details regarding the corrective or disciplinary action that was taken.

Nothing in this Policy in any way prohibits or is intended to restrict or impede employees from discussing the terms and conditions of their employment with co-workers or union representatives, exercising protected rights under Section 7 of the National Labor Relations Act, exercising protected rights to the extent that such rights cannot be waived by agreement, or otherwise disclosing information as permitted by law.

No Retaliation

The Company strictly prohibits and does not tolerate unlawful retaliation against any employee, officer, consultant, or independent contractor for reporting a Violation or Fraudulent Auditing and Accounting Activity or suspected Violation or Fraudulent Auditing and Accounting Activity in good faith or otherwise cooperating in an investigation of a Violation or Fraudulent Auditing and Accounting Activity. All forms of unlawful retaliation are prohibited, including any form of adverse action, discipline, threats, intimidation, or other form of retaliation for reporting under or complying with this Policy. The Company considers retaliation a Violation itself, which will result in disciplinary action, up to and including termination of employment or any other working relationship with the Company.

If you have been subject to any conduct that you believe constitutes retaliation for having made a report in compliance with this Policy or for having participated in any investigation relating to an alleged Violation or Fraudulent Auditing and Accounting Activity, please immediately report the alleged retaliation to the Chief Financial Officer ideally within ten (10) days of the offending conduct. If, for any reason, you do not feel comfortable discussing the alleged retaliation with the Chief Financial Officer, please report the alleged retaliation through the Corporate Compliance/Whistleblower Hotline using the information above. The appropriate individuals will ensure that an investigation is conducted in a timely fashion.

Your complaint should be as detailed as possible, including the names of all individuals involved and any witnesses. The Company will directly and thoroughly investigate the facts and circumstances of all perceived retaliation and will take prompt corrective action, if appropriate.

Additionally, any manager or supervisor who observes retaliatory conduct must report the conduct to the Chief Financial Officer so that an investigation can be made and corrective action taken, if appropriate.

Bringing any alleged retaliation to our attention promptly enables us to honor our values, and to promptly and appropriately investigate the reported retaliation in accordance with the procedures outlined above.

Any employee, regardless of position or title, who has been determined to have engaged in retaliation in violation of this Policy, will be subject to appropriate disciplinary action, up to and including termination of employment or any other working relationship with the Company.

No employee will be subject to liability or retaliation for disclosing a trade secret if it is done in compliance with 18 U.S.C. §1833 and is made either:

●	In confidence to a federal, state, or local government official or to an attorney solely for the purpose of making a report in compliance with this Policy or participating in any investigation relating to an alleged Violation or Fraudulent Auditing and Accounting Activity; or

●	In a complaint or other document filed in a lawsuit or other proceeding under seal.

Modification

The Company expressly reserves the right to change, modify, or delete the provisions of this Policy without notice.

Administration

The Company’s Audit Committee is responsible for the administration of this Policy. All employees are responsible for consulting and complying with the most current version of this Policy. If you have any questions regarding this Policy or concerning the scope or delegation of authority, please contact the Audit Committee or the Company’s Chief Financial Officer.

Effective Date

This Policy is effective as of January 2, 2025.

ACKNOWLEDGMENT OF RECEIPT AND REVIEW

I, _______________________ (employee name), acknowledge that on _____________________ (date), I received a copy of Intelligent Protection Management Corp.’s Whistleblower Policy (the “Policy”), effective as of January 2, 2025, and that I read it, understood it, and agree to comply with it. I understand that Intelligent Protection Management Corp. has the maximum discretion permitted by law to interpret, administer, change, modify, or delete the Policy at any time with or without notice. The Policy is not promissory and does not set terms or conditions of employment or create an employment contract.

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